UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

CIMPRESS N.V.

(Name of Issuer)

Ordinary Shares, €0.01 par value

(Title of Class of Securities)

N20146 10 1

(CUSIP Number)

Prescott General Partners LLC
2200 Butts Road, Suite 320
Boca Raton, FL 33431
(561) 314-0800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 12, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [x]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N20146 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Prescott General Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO (Funds of Managed Accounts)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,316,300
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,316,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,316,300
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. N20146 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Prescott Associates L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,005,164
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,005,164
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,005,164
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. N20146 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Thomas W. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO (Funds of Managed Accounts)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,551,679
	8	SHARED VOTING POWER 286,216
	9	SOLE DISPOSITIVE POWER 1,551,679
	10	SHARED DISPOSITIVE POWER 286,216
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,837,895
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. N20146 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Scott J. Vassalluzzo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO (Funds of Managed Accounts)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,958
	8	SHARED VOTING POWER 138,566
	9	SOLE DISPOSITIVE POWER 1,958
	10	SHARED DISPOSITIVE POWER 208,782
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 210,740
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer

This statement relates to the ordinary shares, €0.01 par value (the “Ordinary Shares”) of Cimpress N.V., a limited liability corporation organized under the laws of the Netherlands (the “Issuer”) whose principal executive offices are located at Hudsonweg 8, 5928 LW Venlo, the Netherlands.

Item 2. Identity and Background

(a) - (f) This Statement is filed jointly by: (i) Prescott General Partners LLC, a Delaware limited liability company (“PGP”), (ii) Prescott Associates L.P., a New York limited partnership (“Prescott Associates”), (iii) Thomas W. Smith and (iv) Scott J. Vassalluzzo (the persons and entities in (i) through (iv) are referred to collectively herein as the “Reporting Persons”). The filing of this Statement shall not be deemed to be an admission that the Reporting Persons comprise a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The Reporting Persons each disclaim beneficial ownership of the shares reported in this Statement in excess of those shares as to which they have or share voting or investment authority.

PGP is an investment adviser registered with the U.S. Securities and Exchange Commission and its principal business is to act as the general partner of three private investment partnerships, including Prescott Associates (collectively, the “Partnerships”). Prescott Associates is a private investment fund and its principal business is to invest in securities. Each of Messrs. Smith and Vassalluzzo is a private investment manager and managing member of PGP. The business address of each of the Reporting Persons is 2200 Butts Road, Suite 320, Boca Raton, FL 33431.

During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor has any Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

PGP is a Delaware limited liability company. Prescott Associates is a New York limited partnership. Each of Messrs. Smith and Vassalluzzo is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

In order to fund the purchase of the Ordinary Shares reported herein, the Managed Accounts (as hereinafter defined) contributed in the aggregate $218,377,320 of the funds of the Managed Accounts (including $106,921,410 contributed by Prescott Associates).

Item 4. Purpose of Transaction

As described more fully in Item 5 below, as general partner of the Partnerships, PGP may be deemed to beneficially own 4,316,300 Ordinary Shares held by the Partnerships. Messrs. Smith and Vassalluzzo may be deemed to beneficially own 1,837,895 and 210,740 Ordinary Shares, respectively, in their capacities as investment managers for several managed accounts, which consist of investment accounts for: (i) the Prescott Investors Profit Sharing Trust, an employee profit-sharing plan of a corporation wholly owned by Mr. Smith and for which Messrs. Smith and Vassalluzzo are each a trustee, (ii) certain family members of Mr. Vassalluzzo and certain individual accounts managed by Mr. Smith, (iii) a private charitable foundation established by Mr. Smith and for which Mr. Smith acts as trustee, and (iv) the Thomas W. Smith 2013 Revocable Trust, a revocable trust established by Mr. Smith for the benefit of his family and for which he acts as trustee. The Partnerships and the managed accounts are referred to collectively herein as the “Managed Accounts”. The 6,226,369 Ordinary Shares owned by the Managed Accounts (the “Managed Account Shares”) were acquired by the Reporting Persons on behalf of the Managed Accounts for the purpose of achieving the investment goals of the Managed Accounts.

Depending upon market conditions, the availability of funds, an evaluation of alternative investments, and such other factors as may be considered relevant, each of the Reporting Persons may purchase or sell Ordinary Shares if deemed appropriate and opportunities to do so are available, in each case, on such terms and at such times as such Reporting Person considers desirable. The Reporting Persons may talk or hold discussions with various parties, including, but not limited to, the Issuer’s management, its Supervisory Board, and other shareholders and third parties, for the purpose of developing and implementing strategies to maximize shareholder value, including strategies that may, in the future, result in the occurrence of one or more of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Subject to the foregoing, none of the Reporting Persons has any present plan or proposal which relates to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D. In addition, each Reporting Person disclaims any obligation to report any plan or proposal known to such Reporting Person solely as a result of Mr. Vassalluzzo’s position as a member of the Supervisory Board of the Issuer and his participation in such capacity in decisions involving an action or event described in clauses (a) through (j) in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) Based on information included in the Form 10-Q filed by the Issuer on October 30, 2014, which disclosed that 32,461,359 Ordinary Shares were outstanding as of October 24, 2014, the aggregate number and percentage of Ordinary Shares beneficially owned by each of the Reporting Persons is as follows: PGP – 4,316,300 shares (13.3%); Prescott Associates – 3,005,164 shares (9.3%); Mr. Smith – 1,837,895 shares (5.7%); and Mr. Vassalluzzo – 210,740 shares (0.6%).

(b) PGP, as the general partner of the Partnerships, may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of 4,316,300 shares. Prescott Associates has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 3,005,164 shares. In their capacities as investment managers for certain Managed Accounts, Messrs. Smith and Vassalluzzo have the sole power to vote or to direct the vote of and to dispose or to direct the disposition of 1,551,679 and 1,958 shares, respectively. In their capacities as investment managers for certain Managed Accounts, Messrs. Smith and Vassalluzzo may be deemed to share the power to vote or to direct the vote of 286,216 and 138,566 shares, respectively, and to share the power to dispose or to direct the disposition of 286,216 and 208,782 shares, respectively. Voting and investment authority over investment accounts established for the benefit of certain family members and friends of Messrs. Smith and Vassalluzzo is subject to each beneficiary’s right, if so provided, to terminate or otherwise direct the disposition of the investment account.

(c) None of the Reporting Persons has engaged in any transaction in the Ordinary Shares during the sixty days immediately preceding the date hereof.

(d) The Managed Accounts have the right to receive dividends from, and the proceeds from the sale of, the Managed Account Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On January 12, 2015, Mr. Vassalluzzo was appointed by the Issuer’s shareholders to serve as a member of the Issuer’s Supervisory Board. Pursuant to the Issuer’s 2005 Non-Employee Directors’ Share Option Plan, as amended (the “Option Plan”), Mr. Vassalluzzo’s appointment to the Supervisory Board entitles him to receive a share option to purchase a number of Ordinary Shares having a fair value equal to $150,000, up to a maximum of 50,000 shares. The Option Plan further provides that on the date of each annual general meeting of the Issuer, each incumbent supervisory director will receive a share option to purchase a number of Ordinary Shares having a fair value equal to $50,000, up to a maximum of 12,500 shares. The share options have an exercise price equal to the fair market value of the Issuer’s Ordinary Shares on the date of grant and vest at a rate of 8.33% per quarter over a period of three years from the date of grant, so long as the supervisory director continues to serve as a director on each such vesting date, and expire upon the earlier of ten years from the date of grant or three months after the supervisory director ceases to serve as a director.

In addition to the share options described above, under the Issuer’s 2011 Equity Incentive Plan, on the date of each annual general meeting of the Issuer, each incumbent supervisory director receives restricted share units having a fair value equal to $110,000. Restricted share units granted to the Issuer’s supervisory directors after July 1, 2013 vest at a rate of 12.5% per quarter over a period of two years from the date of grant, so long as the supervisory director continues to serve as a director on each such vesting date. As of the date hereof, Mr. Vassalluzzo has not received any share options or restricted share units from the Issuer.

With respect to any Managed Account established for the benefit of family members or friends of a Reporting Person, the voting and investment authority accorded the Reporting Person is subject to each beneficiary’s ability, if so provided, to terminate or otherwise direct the disposition of the Managed Account. Subject to the foregoing, and except as otherwise set forth above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the Reporting Persons and any other person with respect to any securities of the Issuer, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Issuer, or any finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

1. Agreement relating to the joint filing of Statement on Schedule 13D dated January 22, 2015.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 22, 2015

PRESCOTT General partners LLC

/s/ Scott J. Vassalluzzo

Name: Scott J. Vassalluzzo

Title: Managing Member

PRESCOTT ASSOCIATES L.P.

By: Prescott General Partners LLC

Its: General Partner

/s/ Scott J. Vassalluzzo

Name: Scott J. Vassalluzzo

Title: Managing Member

/s/ Thomas W. Smith

Thomas W. Smith

/s/ Scott J. Vassalluzzo

Scott J. Vassalluzzo

Exhibit 1

Joint Filing Agreement

The undersigned agree that the foregoing Statement on Schedule 13D, dated January 22, 2015, is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k).

Dated: January 22, 2015

PRESCOTT General partners LLC

/s/ Scott J. Vassalluzzo

Name: Scott J. Vassalluzzo

Title: Managing Member

PRESCOTT ASSOCIATES L.P.

By: Prescott General Partners LLC

Its: General Partner

/s/ Scott J. Vassalluzzo

Name: Scott J. Vassalluzzo

Title: Managing Member

/s/ Thomas W. Smith

Thomas W. Smith

/s/ Scott J. Vassalluzzo

Scott J. Vassalluzzo